UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, April 2025

Commission File Number 001-41665

ARB IOT GROUP LIMITED

(Translation of registrant’s name into English)

Level 39, Marina Bay Financial Centre Tower 2

10 Marina Boulevard, 018983 Singapore

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into the registration statement of ARB IOT Group Limited (the “Company”) on Form F-3 (Registration Number 285785) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Termination of an IoT Smart Home and Development Project

As previously disclosed, ARB IOT Group Limited (the “Company”), through ARBIOT Sdn. Bhd., one of its subsidiaries in Malaysia, had a pending IoT systems, engineering, procurement, commissioning and management (“SEPCM”) project, for an IoT smart home and building development project in Selangor, Malaysia.

On April 10, 2025, due to unforeseen circumstances that significantly impacted the project’s budget and scope, including the unfavorable property market conditions, and the client’s unwillingness to revise the previously agreed-upon costs, ARBIOT Sdn. Bhd. decided to terminate this project pursuant to the termination provisions of the Joint Venture Agreement entered into with the client in 2019.

This termination decision reflects a collaborative effort to conclude the contractual relationship amicably and ensure minimal disruption to either party’s operations. The Company remains committed to facilitating a smooth transition during the termination process. The Company does not expect this termination to have any material impact on its results of operations or financial condition.

Press Release

The Company issued a press release on April 14, 2025 announcing its receipt of an order worth approximately $53 million to supply artificial intelligence (AI) servers. A copy of the press release is attached as an exhibit to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2025	ARB IOT GROUP LIMITED

	By:	/s/ Dato’ Sri Liew Kok Leong
Dato’ Sri Liew Kok Leong
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release, dated April 14, 2025.

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